Ironclad Performance Wear Corporation

Filed Pursuant to Rule 424(b)(3)
Registration No.  333-135288

PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus dated June 20, 2007)

This is a prospectus supplement to our prospectus dated June 20, 2007 relating to the resale from time to time by selling stockholders of up 23,616,975 shares of our Common Stock. On November 14, 2007, we filed with the Securities and Exchange Commission a Quarterly Report on Form 10-QSB for the period ended September 30, 2007. The text of the Quarterly Report on Form 10-QSB is attached to and made a part of this prospectus supplement. The exhibits to the Quarterly Report on Form 10-QSB are not included with this prospectus supplement and are not incorporated by reference herein.

This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus and any prior prospectus supplements, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus or any prior prospectus supplement.

The securities offered by the prospectus involve a high degree of risk. You should carefully consider the “Risk Factors” referenced on page 3 of the prospectus in determining whether to purchase the Common Stock.

The date of this prospectus supplement is November 16, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-QSB

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended: September 30, 2007

Commission File Number:  0-51365
IRONCLAD PERFORMANCE WEAR CORPORATION
(Exact name of small business issuer as specified in its charter)

Nevada	98-0434104
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

2201 Park Place, Suite 101
El Segundo, CA 90245
(Address of principal executive offices)

(310) 643-7800
(Issuer’s telephone number)

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ .

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of November 14, 2007, 35,389,504 shares of the registrant's common stock were outstanding.

Transitional Small Business Disclosure Format (Check One): Yes ☐ No ☒ .

TABLE OF CONTENTS

PART I	Financial Information		1

Item 1.	Financial Statements (unaudited)		1

	a.	Consolidated Balance Sheet as of September 30, 2007	1

	b.	Consolidated Statements of Operations for the three months ended September 30, 2007 and September 30, 2006 and nine months ended September 30, 2007 and September 30, 2006	2

	c.	Consolidated Statements of Cash Flows for the nine months ended September 30, 2007 and September 30, 2006	3

	d.	Notes to Consolidated Financial Statements	4

Item 2.	Management's Discussion and Analysis or Plan of Operation		15

Item 3.	Controls and Procedures		27

PART II	Other Information		28

Item 1.	Legal Proceedings		28

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.		28

Item 6.	Exhibits		28

PART I

ITEM 1.   FINANCIAL STATEMENTS

IRONCLAD PERFORMANCE WEAR CORPORATION
CONSOLIDATED BALANCE SHEET
(unaudited)

September 30, 2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,359,356
Accounts receivable, net of allowance for doubtful accounts of $26,000	3,453,156
Inventory, net of reserve of $64,000	3,656,855
Prepaid and other	174,295
Total current assets	8,643,662

PROPERTY, PLANT AND EQUIPMENT
Computer equipment and software	266,112
Vehicles	46,280
Office equipment and furniture	141,160
Leasehold improvements	34,110
Less: accumulated depreciation and amortization	(303,050)
Total property, plant and equipment, net	184,612

Trademarks, net of $8,319 of accumulated amortization	83,735
Deposits and other	11,908
Total Assets	$8,923,917

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,944,153
Accrued expenses	1,873,246
Line of credit	1,953,846
Capital lease obligation	2,562
Total current liabilities	5,773,807

LONG TERM LIABILITIES
Fair value of warrant liability	47,020
Total Liabilities	5,820,827

STOCKHOLDERS’ EQUITY
Common stock, $.001 par value; 172,744,750 million shares authorized; 35,389,504 shares issued and outstanding	32,240
Additional paid-in capital	13,736,108
Accumulated deficit	(10,665,258)
Total Stockholders’ Equity	3,103,090
Total Liabilities and Stockholders’ Equity	$8,923,917

See Notes to Consolidated Financial Statements.

IRONCLAD PERFORMANCE WEAR CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2007	2006	2007	2006
REVENUES
Net sales	$3,588,178	$2,373,508	$7,794,427	$5,702,642

COST OF SALES
Cost of sales	2,316,035	1,565,689	4,680,530	3,606,422

GROSS PROFIT	1,272,143	807,819	3,113,897	2,096,220

OPERATING EXPENSES
General and administrative	944,242	826,335	2,817,029	1,989,993
Sales and marketing	1,008,670	661,683	2,798,146	1,766,112
Research and development	119,270	114,661	374,143	219,443
Operations	188,029	134,537	461,463	360,548
Depreciation and amortization	17,404	11,406	50,584	26,776

Total operating expenses	2,277,615	1,748,622	6,501,365	4,362,872

LOSS FROM OPERATIONS	(1,005,472)	(940,803)	(3,387,468)	(2,266,652)

OTHER INCOME (EXPENSE)

Interest expense	(34,473)	(1,978)	(104,751)	(75,413)
Interest expense from warrants issued as financing cost	0	0	0	(256,188)
Interest income	6,209	26,314	34,993	42,327
Change in fair value of warrant liability	5,935	392,002	18,248	(2,061,016)
Other income (expense), net	0	216	2,385	2,397
Total other income (expense)	(22,329)	416,554	(49,125)	(2,347,893)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(1,027,801)	(524,249)	(3,436,593)	(4,614,545)

PROVISION FOR INCOME TAXES	0	0	800	800

NET LOSS	$(1,027,801)	$(524,249)	$(3,437,393)	$(4,615,345)

BASIC AND DILUTED NET LOSS PER COMMON SHARE	$(0.03)	$(0.02)	$(0.11)	$(0.20)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	30,854,644	29,717,211	30,343,533	23,256,831

See Notes to Consolidated Financial Statements.

IRONCLAD PERFORMANCE WEAR CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,437,393)	$(4,615,345)
Adjustments to reconcile net loss to net cash used in operating activities
Allowance for bad debts	0	1,000
Depreciation and amortization	48,171	24,788
Amortization of trademarks	2,729	1,989
Change in fair value of warrant liability	(18,248)	2,061,016
Warrants issued as financing costs	0	256,188
Non-cash compensation:
Common stock issued for services	41,875	51,779
Stock option expense	494,456	431,860
Changes in operating assets and liabilities:
Accounts receivable	(1,429,364)	(316,647)
Inventory	(631,431)	(1,655,919)
Prepaid and other	(26,921)	(16,110)
Accounts payable and accrued liabilities	1,991,885	(1,041)

Net cash flows provided by (used in) operating activities	(2,964,241)	(3,776,442)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment purchased	(78,453)	(118,909)
Investment in trademarks	(9,655)	(25,512)
Net cash flows used in investing activities	(88,108)	(144,421)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	2,104,500	7,828,691
Offering costs	(92,637)	(1,284,453)
Proceeds from exercise of warrants	0	66,338
Payments on notes payable	0	(500,000)
Borrowings on bank line of credit	390,168	(861,612)
Proceeds from bank loans	0	821,205
Principal payments on capital leases	(2,491)	(2,027)
Net cash flows provided by (used in) financing activities	2,399,540	6,068,142

NET DECREASE IN CASH	(652,809)	2,147,279
CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD	2,012,165	29,573
CASH AND CASH EQUIVALENTS END OF PERIOD	$1,359,356	$2,176,852

SUPPLEMENTAL DISCLOSURES
Interest paid in cash	$104,751	$75,413
Income taxes	800	800

See Notes to Condensed Financial Statements.

IRONCLAD PERFORMANCE WEAR CORPORATION
Notes to Consolidated Financial Statements

1.	Description of Business

Ironclad Performance Wear Corporation, formerly Europa Trade Agency Ltd.,  (the “Company”) was incorporated in Nevada on May 26, 2004 and engages in the business of design and manufacture of branded performance work wear including task-specific gloves and performance apparel designed to significantly improve the wearer’s ability to safely, efficiently and comfortably perform general to highly specific job functions. Our customers are primarily hardware and lumber retailers, “Big Box” home centers, industrial distributors and sporting goods retailers. The Company has received three patents and has four patents pending for design and technological innovations incorporated in its performance work gloves. The Company has 33 registered US trademarks, 10 registered international trademarks, 20 in-use US trademarks and 7 copyright marks. The Company introduced its line of specialty work apparel in the fourth quarter of 2005. The apparel is engineered to keep the wearer dry and cool under extreme work conditions.

The Company’s current working capital position is insufficient to support its historical cash outflows for inventory and operations for the continued growth of its business. Management is actively pursuing several avenues to increase its capital resources to augment its current cash reserves and available financing arrangements in order to continue its revenue growth and support its ongoing operations. There is no guarantee however that management will be able to attain such financing

2.	Reverse Merger and Financing

Completion of Merger

On April 20, 2006, the Company, along with Ironclad Merger Corporation., a Nevada corporation and the Company’s wholly owned subsidiary (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ironclad Performance Wear Corporation, a privately held California corporation (“Ironclad California”), pursuant to which Ironclad California would be acquired by the Company in a merger transaction wherein Merger Sub would merge with and into Ironclad California, with Ironclad California being the surviving corporation (the “Merger”). On May 9, 2006, the Merger closed and Ironclad California became a wholly-owned subsidiary of the Company. At the closing, the Company changed its name to Ironclad Performance Wear Corporation.

Accordingly, from a historical perspective, Ironclad California was deemed to have been the acquirer in the reverse merger and Ironclad California is deemed the survivor of the reorganization. As a result, the financial statements of the Company presented reflect the historical results of Ironclad California prior to the Merger, and of the combined entities following the merger, and do not include the historical financial results of the entity formerly known as Europa Trade Agency Ltd. Common stock has been retroactively restated to reflect the number of shares received by Ironclad California equity holders in the Merger after giving effect to the difference in par value, with the offset to additional paid-in capital. The equity of the Company survives the reorganization. Upon the closing of the reorganization, the Company changed its fiscal year to December 31, beginning with the quarter ended June 30, 2006. All costs associated with the Merger were expensed as incurred.

Principal Terms of the Merger

On May 9, 2006, Merger Sub was merged with and into Ironclad California, the separate existence of Merger Sub ceased, and Ironclad California continued as the surviving corporation at the subsidiary level. The Company issued shares of its common stock pursuant to certain exchange ratios set forth in the Merger Agreement to the stockholders of Ironclad California in exchange for 100% of the issued and outstanding shares of common stock of Ironclad California. Additionally, the Company assumed options to purchase shares of common stock and warrants to purchase shares of common stock on the same terms and conditions as previously issued by Ironclad California.

Immediately prior to the Merger the Company canceled 2,000,000 shares of its common stock held by its former sole officer and director, Thomas Lamb, and one of its former principal stockholders Craig Lamb, pursuant to an Amended and Restated Share Cancellation Agreement dated May 8, 2006. Thomas Lamb and Craig Lamb received cash remuneration of $349,413 from third party purchasers for their agreement to cancel such shares. At the time of the payment and share cancellation the third party purchasers were also party to an Amended and Restated Share Purchase and Escrow Agreement, dated May 9, 2006 with holders of approximately 90% of the Company’s common stock. The holders of such shares of Company common stock received $765,938 in consideration for the transfer of their shares to the third party purchasers.

Immediately after the consummation of the cancellation and purchase transaction, but prior to the Merger, the Company effected a 3.454895-for-1 forward stock split of its common stock and increased the number of shares of authorized common stock to 172,744,750.

Immediately after the closing of the Merger, and without taking into consideration the Private Placement offering described below, the Company had outstanding 19,858,404 shares of common stock, options to purchase 2,588,314 shares of common stock and warrants to purchase 2,817,416 shares of common stock.

The Private Placement

Immediately following the closing of the Merger, the Company received gross proceeds of approximately $7.3 million in a private placement transaction (the “Private Placement”) with institutional investors and other high net worth individuals (“Investors”). Pursuant to Subscription Agreements entered into with these Investors, the Company sold 9,761,558 Investment Units, at $0.75 per Investment Unit. Each “Investment Unit” consists of one share of Company common stock, and a five year non-callable warrant to purchase three-quarters of one share of Company common stock, at an exercise price of $1.00 per share. The value of the warrants was determined to be $5,278,388 using the Black-Scholes option pricing model with the following assumptions: a volatility rate of 185.5%, risk free interest rate of 5.13%, an expected life of five years and zero dividends. They have been recorded as a warrant liability in accordance with SFAS No. 133 and EITF 00-19. On October 2, 2006, the common shares underlying the warrants were registered satisfying the warrant liability. The value of the warrant liability on October 2, 2006 was determined to be $6,275,422. This amount was reclassified to Stockholders’ Equity and a credit to income of $997,034 was recorded on October 2, 2006.

As partial consideration for services rendered further to the Private Placement, one of the Company’s placement agents was issued warrants to purchase 390,464 shares of Company common stock at an exercise price of $0.75 per share and warrants to purchase 292,848 shares of Company common stock at an exercise price of $1.00 per share. The value of the warrants was determined to be $494,182 using the Black-Scholes option pricing model with the following assumptions: a volatility rate of 185.5%, risk free interest rate of 5.13%, an expected life of five years and zero dividends. They have been recorded as a warrant liability in accordance with SFAS No. 133 and EITF 00-19. On October 2, 2006 the common shares underlying the warrants were registered satisfying the warrant liability. The value of the warrant liability on October 2, 2006 was determined to be $586,923. This amount was reclassified to Stockholders’ Equity and a credit to income of $92,741 was recorded on October 2, 2006.

Registration Statement

On October 2, 2006 the registration statement we filed in June 2006 became effective, and up to 27,117,720 shares of common stock became eligible for sale, subject to the terms of certain lock-up agreements with certain holders of such shares.

3.	Accounting Policies

Basis of Presentation

The accompanying interim condensed consolidated financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) including those for interim financial information and with the instructions for Form 10Q-SB and Article 10 of Regulation S-X issued by the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and note disclosures required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been reflected in these interim financial statements. These financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2006 included in the Company’s Annual Report on Form 10-KSB filed with the SEC on March 9, 2007.

Basis of Consolidation

The consolidated financial statements include the accounts of Ironclad Performance Corporation, an inactive parent company, and its wholly owned subsidiary Ironclad California. All significant inter-company transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company places its cash with high credit quality institutions. The Federal Deposit Insurance Company (FDIC) insures cash amount at each institution for up to $100,000. From time to time, the Company maintains cash in excess of the FDIC limit.

Accounts Receivable

Trade receivables are carried at the original invoice amount less an estimate made for doubtful accounts. The allowance for doubtful accounts is based on management’s regular evaluation of individual customer receivables and consideration of a customer’s financial condition and credit history. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Interest is not charged on past due accounts.

Inventory

Inventory is stated at the lower of average cost (which approximates first in, first out) or market and consists primarily of finished goods. The Company regularly reviews its inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on management’s estimated forecast of product demand and production requirements.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over fifteen years or the lease term, whichever is shorter. Maintenance and repairs are charged to expense as incurred.

Trademarks

The costs incurred to acquire trademarks, which are active and relate to products with a definite life cycle, are amortized over the estimated useful life of fifteen years. Trademarks, which are active and relate to corporate identification, such as logos, are not amortized. Pending trademarks are capitalized and reviewed monthly for active status.

Long-Lived Asset Impairment

The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that the asset should be evaluated for possible impairment, the Company uses an estimate of the undiscounted net cash flows over the remaining life of the asset in measuring whether the asset is recoverable. Based upon the anticipated future income and cash flow from operations and other factors, relevant in the opinion of the Company’s management, there has been no impairment.

Revenue Recognition

The Company generally recognizes revenue when products are shipped to the customer and collection is reasonably assured. Revenue is recorded net of estimated returns, rebates and co-op offered to its customers. A customer is obligated to pay for products sold to it within a specified number of days from the date that title to the products is transferred to the customer. The Company’s standard terms are typically net 30 days from the transfer of title to the products to the customer. The Company typically collects payment from a customer within 30 to 45 days from the transfer of title to the products to a customer. Transfer of title occurs and risk of ownership generally passes to a customer at the time of shipment or delivery, depending on the terms of the agreement with a particular customer. The sale price of the Company’s products is substantially fixed or determinable at the date of sale based on purchase orders generated by a customer and accepted by the Company. A customer’s obligation to pay the Company for products sold to it is not contingent upon the resale of those products. The Company recognizes revenues when products are delivered to customers.

Returns Policy

The Company has a warranty policy that covers defects in workmanship. The Company also periodically accepts stock adjustments from certain customers. Stock adjustment returns are typically for new customers who are given the opportunity to ‘trade out’ of a style of product that does not sell in their territory, usually in exchange for another product. Historically, warranty returns have averaged 1% a year and stock adjustment returns have averaged approximately 0.75% of gross sales. The Company records an estimate for these returns at the time of sale.

Reserve for Warranty Returns

Reserve Balance 12/31/06	$72,000
Payments Recorded During the Period	(169,110)
(97,110)
Accrual for New Liabilities During the Reporting Period	162,110

Reserve Balance 3/31/07	65,000
Payments Recorded During the Period	(70,155)
(5,155)
Accrual for New Liabilities During the Reporting Period	70,155

Reserve Balance 6/30/07	65,000
Payments Recorded During the Period	(107,701)
(42,701)
Accrual for New Liabilities During the Reporting Period	184,701

Reserve Balance 9/30/07	$142,000

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising expenses for the nine months ended September 30, 2007 and 2006 were $771,053 and $555,913, respectively.

Shipping and Handling Costs

Freight billed to customers is recorded as sales revenue and the related freight costs as cost of sales.

Customer Concentrations

Two customers accounted for 40% of net sales for the quarter ended September 30, 2007 and one customer accounted for 19% for the nine months ended September 30, 2007. One customer accounted for approximately 15% of net sales for the quarter ended September 30, 2006, and 25% for the nine months ended September 30, 2006.

Supplier Concentrations

Two suppliers, which are located overseas, accounted for approximately 54% and 11% of total purchases during the quarter ended September 30, 2007, and one supplier accounted for approximately 55% for the nine months ended September 30, 2007. One supplier, which is located overseas, accounted for 72% of total purchases during the quarter ended September 30, 2006 and 74% for the nine months ended September 30, 2006.

Loss Per Share

The Company utilizes SFAS No. 128, “Earnings per Share.” Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

The following potential common shares have been excluded from the computation of diluted net loss per share for the periods presented because the effect would have been anti-dilutive:

	Quarter
	Ended September 30,
	2007	2006
Options outstanding under the Company’s stock option plans	4,897,046	5,093,134
Common Stock Warrants	10,454,519	10,454,519

Income Taxes

The Company adopted the provisions of FIN 48 effective January 1, 2007. The implementation of FIN 48 has not caused the Company to recognize any changes in its identified tax positions. Interest and penalties associated with unrecognized tax benefits would be classified as additional income taxes in the statement of operations.

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the difference between the basis of the allowance for doubtful accounts, accumulated depreciation and amortization, accrued payroll and net operating loss carryforwards for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

The significant components of the provision for income taxes for the quarters ended September 30, 2007 and 2006 were $-0- and $-0-, respectively, for the current state provision. There was no state deferred and federal tax provision. Due to its current net loss position, the Company has provided a valuation allowance in full on its net deferred tax assets in accordance with SFAS 109 and in light of the uncertainty regarding ultimate realization of the net deferred tax assets.

 Use of Estimates

The preparation of financial statements requires management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant estimates and assumptions made by management are used for, but not limited to, the allowance for doubtful accounts, inventory obsolescence, allowance for returns and the estimated useful lives of long-lived assets.

Valuation of Derivative Instruments

SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as warrants, on their issuance date in accordance with EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” to determine whether they should be considered a derivative liability and measured at their fair value for accounting purposes. In determining the appropriate fair value, the Company uses the Black-Scholes-Merton Option Pricing Formula (the “Black Scholes Model”). At each period end, or when circumstances indicate that the Company reevaluate the accounting for the derivative liability, derivative liabilities are adjusted to reflect changes in fair value, with any increase or decrease in the fair value being recorded in results of operations as change in fair value of warrant liability.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value. Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS 159 in the first quarter of 2008. The Company is currently assessing the impact SFAS 159 on its consolidated financial statements.

Effective January 1, 2007, the Company adopted FSP No, FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, (“FSP FIN-48-1”), which was issued on May 2, 2007. FSP FIN 48-1 amends FIN 48 to provide guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The term “effectively settled” replaces the term “ultimately settled” when used to describe recognition, and the terms “settlement” or “settled” replace the terms “ultimate settlement” or “ultimately settled” when used to describe measurement of a tax position under FIN 48. FSP FIN 48-1 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. The adoption of FSP FIN 48-1 did not have an impact on the accompanying financial statements.

4.	Inventory

At September 30, 2007 the Company had two classes of inventory - raw materials and finished goods. Inventory is shown net of a provision of $24,000 at September 30, 2007.

September 30, 2007

Raw Materials	$45,859
Finished Goods	3,610,996
Total	$3,656,855

5.	Property, plant and equipment

Property, plant and equipment consisted of the following:

September 30,
2007

Computer equipment and software	$266,112
Office equipment and furniture	141,160
Vehicle	46,280
Leasehold improvements	34,110

487,662
Less accumulated depreciation and amortization	(303,050)
Property and equipment, net	$184,612

Depreciation and amortization expense for the nine months ended September 30, 2007 and 2006 was $48,171 and $24,788, respectively.

6.	Trademarks and Patents

Trademarks consisted of the following:

September 30,
2007

Trademarks	$76,305
Patents	15,749
Less: Accumulated amortization	(8,319)
Trademarks, net	$83,735

Trademarks and patents consist of definite-lived trademarks and patents of $60,452 and indefinite-lived trademarks and patents of $31,602 at September 30, 2007. All trademark and patent costs have been generated by the Company, and consist of initial legal and filing fees.

Amortization expense was $2,729 and $1,989 for the nine months ended September 30, 2007 and 2006, respectively.

7.	Accounts payable and accrued expenses

Accounts payable and accrued expenses consisted of the following at September 30, 2007:

September 30, 2007
Accounts payable	$1,944,153
Accrued inventory	830,647
Accrued rebates and co-op	238,784
Accrued bonus	264,546
Accrued expenses - other	539,269

Total accounts payable and accrued expenses	$3,817,399

8.	Note Payable and Bank Lines of Credit

Notes Payable

In October 2005, the Company obtained short term financing from Westrec Capital Partners, LLC. The amount of the note was $500,000. It matured at the earlier of 180 days or when the Company received an aggregate of $550,000 from the sale of equity securities. The Company received a 30-day extension of the maturity date to May 20, 2006. On May 9, 2006, the Company closed on a private placement financing of $7,321,191 of common stock. Proceeds from the Private Placement were used to retire the Note. The loan agreement also required the issuance of a warrant to purchase 400,000 shares of common stock at $0.56 per share. Westrec Capital Partners, LLC also agreed to extend its bridge financing loan to the Company for up to thirty (30) days under the same terms and conditions in exchange for a warrant for 100,000 shares of the Company’s common stock, exercisable at $1.00 per share.

The value of the warrant to purchase 400,000 shares of common stock was determined to be $291,368 using the Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rate of 5.13%, volatility factor of 185.5%, five-year life and zero dividends. They have been recorded as equity in accordance with SFAS No. 133 and EITF 00-19. The value of the warrant to purchase 100,000 shares of common stock was determined to be $72,097 using the Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rate of 5.13%, volatility factor of 185.5%, five-year life and zero dividends. They have been recorded as a warrant liability in accordance with SFAS No. 133 and EITF 00-19. The Company is obligated to maintain the registration of the warrant to purchase 100,000 shares of common stock for a period of one year from the original registration date of October 2, 2006. At September 30, 2007 the Company revalued this liability with the following assumptions: risk free interest rate of 4.2%, volatility factor of 222.3%, 3.25 year life and zero dividends, and adjusted the current value of this warrant liability to $47,020.

Factoring Agreement

On September 15, 2006 the Company entered into a factoring agreement with Wells Fargo Century, Inc. whereby it assigned certain of its accounts receivables with full recourse. On November 21, 2006, the Company entered into an amendment to this factoring agreement. This facility allows the Company to borrow the lesser of (a) $2,000,000 or (b) the sum of (i) seventy-five percent (75%) of the net amount of eligible accounts receivable and (ii) 50% of the value of eligible inventory, which amount shall not exceed the lesser of $1,000,000 and the net amount of eligible accounts receivable. All of the Company’s assets secure amounts borrowed under the terms of this agreement. Interest on outstanding balances accrues at the prime rate announced from time to time by Wells Fargo Bank N.A. (or such other bank as Wells Fargo Century, Inc. shall select in its discretion) as its “prime” or base rate for commercial loans and the agreement has an initial term of twenty-four (24) months. As of September 30, 2007, total amount due to Wells Fargo Century was $1,953,846.

9.	Equity transactions

Common Stock

On May 4, 2007 the Company issued 62,500 shares of common stock to a consultant in exchange for services. The services were valued at $41,875, and were valued at $0.67 per share, which was the trading price on the grant date. There were 35,389,504 shares of common stock of the registrant outstanding at September 30, 2007.

On August 7, 2007 the Company issued 12,944 shares of common stock to a consultant upon the exercise of vested options at an exercise price of $0.35 per share.

In September 2007, the Company completed a private placement transaction with institutional investors and other high net worth individuals. Pursuant to its subscription agreements with these investors, the Company sold 5,250,000 shares of common stock, at $0.40 per share. In accordance with the terms of the subscription agreements the Company was required to file a registration statement for resale of the common stock sold within forty-five (45) days of the closing date of the offering, use commercially reasonable efforts to cause such registration statement to become effective within one hundred fifty (150) days after the closing date and maintain such registration for twenty-four (24) months after the closing date. The company has timely filed an SB-2 Registration Statement which became effective on November 9, 2007. After commissions and expenses, the Company received net proceeds of approximately $2.0 million in the private placement.

Warrant Activity

A summary of warrant activity is as follows :

	Number of Shares	Weighted Average Exercise Price
Warrants outstanding at December 31, 2006	10,454,519	$0.91
Warrants outstanding at March 31, 2007	10,454,519	$0.91
Warrants outstanding at June 30, 2007	10,454,519	$0.91
Warrants outstanding at September 30, 2007	10,454,519	$0.91

Stock-Based Compensation

Ironclad California reserved 3,020,187 shares of its common stock for issuance to employees, directors and consultants under the 2000 Stock Incentive Plan, which the Company assumed in the Merger (“the 2000 Plan”). Under the 2000 Plan, options may be granted at prices not less than the fair market value of the Company’s common stock at the grant date. Options generally have a ten-year term and shall be exercisable as determined by the Board of Directors.

Effective May 18, 2006, the Company reserved 4,250,000 shares of its common stock for issuance to employees, directors and consultants under its 2006 Stock Incentive Plan (the “2006 Plan”). Under the 2006 Plan, options may be granted at prices not less than the fair market value of the Company’s common stock at the grant date. Options generally have a ten-year term and shall be exercisable as determined by the Board of Directors.

The fair value of each stock option granted under either the 2000 or 2006 Plan is estimated on the date of the grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model has assumptions for risk free interest rates, dividends, stock volatility and expected life of an option grant. The risk free interest rate is based the U.S. Treasury Bill rate with a maturity based on the expected life of the options and on the closest day to an individual stock option grant. Dividend rates are based on the Company’s dividend history. The stock volatility factor is based on historical market prices of the Company’s common stock. The expected life of an option grant is based on management’s estimate. The fair value of each option grant is recognized as compensation expense over the vesting period of the option on a straight line basis.

There were options to purchase 399,000 shares of common stock issued during the quarter ended September 30, 2007.

A summary of stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2007	5,003,344	$0.65
Granted	268,000	$0.67
Exercised	-	-
Cancelled/Expired	(164,011)	$0.54
Outstanding at March 31, 2007	5,107,333	$0.65
Granted	-	-
Exercised	-	-
Cancelled/Expired	(591,343)	$0.75
Outstanding at June 30, 2007	4,515,990	$0.64
Granted	399,000	$0.48
Exercised	(12,944)	$0.35
Cancelled/Expired	(5,000)	$0.35
Outstanding at September 30, 2007	4,897,046	$0.63
Exercisable at September 30, 2007	3,337,932	$0.54

The following tables summarize information about stock options outstanding at September 30, 2007:

Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Intrinsic Value Outstanding Shares
$0.19 - $0.35	2,420,755	6.41	$0.35	$374,726
$0. 67 - $1.05	2,476,291	8.46	$0.90	$7,980

The following tables summarize information about stock options exercisable at September 30, 2007:

Range of Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Intrinsic Value Exercisable Shares
$0.19 - $0.35	2,212,308	6.31	$0.34	$342,972
$0. 67 - $1.05	1,125,624	7.79	$0.92	$2,000

The Company recorded $494,456 and $431,860 of compensation expense for employee stock options during the nine months ended September 30, 2007 and 2006, respectively. These compensation expense charges were recorded in the following operating expense categories for 2007 and 2006 respectively, general and administrative - $335,103 and $356,149; sales and marketing - $106,129 and $55,759; research and development - $32,022 and $9,829; and operations - $20,962 and $10,122. There was a total of $1,186,087 of unrecognized compensation costs related to non-vested share-based compensation arrangements under the Plan outstanding at September 30, 2007. This cost is expected to be recognized over a weighted average period of 2.8 years. The total fair value of shares vested during the nine months ended September 30, 2007 was $804,951.

10.	Income Taxes

The Company adopted the provisions of FIN 48 effective January 1, 2007. The implementation of FIN 48 has not caused the Company to recognize any changes in its identified tax positions.

The Company has not incurred any interest or penalties related to unrecognized tax benefits through September 30, 2007.   Interest and penalties associated with unrecognized tax benefits would be classified as additional income taxes in the statement of operations.

The Company files income tax returns in the U.S. federal jurisdiction and various states. Management believes that its position relative to tax assets and liabilities is adequate for all open years based on its assessment of many factors including past experience and interpretation of tax law. As such, the Company has not recorded an adjustment to opening retained earnings related to uncertain tax positions.

Due to its current net loss position, the Company has provided a valuation allowance in full on its net deferred tax assets in accordance with SFAS 109 and in light of the uncertainty regarding ultimate realization of the net deferred tax assets.

The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for the years before 2002. Although the timing of any audits and their resolution is highly uncertain, the Company does not believe it is reasonably possible that the unrecognized tax benefits would materially change in the next twelve months. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events.

The provision for income taxes differs from the amount that would result from applying the federal statutory rate for the quarter ended September 30, 2007 as follows:

September 30, 2007
Statutory regular federal income benefit rate	(34.0)%
State income taxes, net of federal benefit	(5.4)
Change in valuation allowance	39.4
Total	-%

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize all of the benefits of these deductible, differences, however the Company chooses to provide a 100% valuation allowance against its deferred tax asset.

Significant components of the Company’s deferred tax assets and liabilities for federal incomes taxes at September 30, 2007 consisted of the following:

2007
Deferred tax assets
Net operating loss carryforward	$3,320,544
Stock option expense	475,780
Allowance for doubtful accounts	11,138
Allowance for product returns	60,833
Accrued compensation	163,585
Inventory	10,282
Other	3,134
Valuation allowance	(3,765,855)

Total deferred tax assets	279,441

Deferred tax liabilities
State tax	(279,441)

Total deferred tax liabilities	(279,441)

Net deferred tax assets/liabilities	$-

As of September 30, 2007, the Company had unused federal and state contribution carryovers of $6,680 that expire in 2009 through 2011.

As of September 30, 2007, the Company had unused federal and states net operating loss carryforwards available to offset future taxable income of $7,789,000 and $7,607,000, respectively, that expire between 2009 and 2027.

11.	Commitments and Contingencies

The Company was located in a temporary facility during the six months ended June 30, 2006. Rent expense for this temporary facility was $40,500 and continued through June 30, 2006.

The Company entered into a new five-year lease with one option to renew for an additional five years for a corporate office and warehouse lease commencing in July 2006. The facility is located in El Segundo, California. Future minimum monthly lease payments on this facility are $14,069. Rent expense for the nine months ended September 30, 2007 for this facility was $124,719.

The Company has various non-cancelable operating leases for office equipment expiring through April 6, 2010. Equipment lease expense charged to operations under these leases was $5,878 and $5,362 for the nine months ended September 30, 2007 and 2006, respectively.

The Company has entered into an agreement to outsource its warehouse and fulfillment functions in order to increase operating efficiencies and accommodate future growth. The Company has chosen AMS Fulfillment, Inc., which offers turnkey distribution services for retail, wholesale and web-based client programs. Ironclad consolidated its inventory from two separate sites and moved it to AMS Fulfillment’s facility located in the Los Angeles area. The move took place in August 2007. AMS will perform all warehousing, assembly, packaging and fulfillment services for the Company.

Ironclad California executed a Separation Agreement with Eduard Jaeger effective in April 2004. Pursuant to the terms of the Separation Agreement, if Ironclad terminates Mr. Jaeger’s employment with Ironclad California at any time other than for Cause, then Ironclad California must pay Mr. Jaeger (a) all accrued and unpaid salary and other compensation payable by the Company for services rendered through the termination date, payable in a lump sum payment on the termination date; and (b) a cash amount equal to Two Hundred Thousand Dollars ($200,000), payable in installments throughout the one (1) year period following the termination date in the same manner as Ironclad California pays salaries to its other executive officers. The Separation Agreement requires Mr. Jaeger to sign a general release and non-competition agreement in order to receive the lump sum payment. For the purposes of the Separation Agreement, termination for “Cause” means termination by reason of: (i) any act or omission knowingly undertaken or omitted by Executive with the intent of causing damage to Ironclad California, its properties, assets or business or its stockholders, officers, directors or employees; (ii) any improper act of Mr. Jaeger involving a material personal profit to him, including, without limitation, any fraud, misappropriation or embezzlement, involving properties, assets or funds of Ironclad or any of its subsidiaries; (iii) any consistent failure by Mr. Jaeger to perform his normal duties as directed by the Chairman of the Board, in the sole discretion of the Board; (iv) any conviction of, or pleading nolo contendere to, (A) any crime or offense involving monies or other property of Ironclad; (B) any felony offense; or (C) any crime of moral turpitude; or (v) the chronic or habitual use or consumption of drugs or alcoholic beverages.

12.	Legal Proceedings

On September 12, 2006, American Sports Group, Inc. (“ASG”) filed a lawsuit against the Company, including Ironclad California, and certain individuals, in the Superior Court of the State of California for the County of Los Angeles. ASG alleges that in 2002, Ironclad California agreed to issue, and did in fact issue, to ASG, two warrants to purchase shares of Ironclad California. These warrants, if issued, would represent rights to purchase 517,746 shares of the Company’s common stock at $0.1157 per share, and 476,410 shares of the Company’s common stock at $0.1388 per share, respectively, based on the number of shares of Ironclad California and exercise prices for which the original warrants would have been exchanged pursuant to the Merger Agreement.

On October 31, 2006, Ironclad California filed a cross-complaint against ASG and certain other defendants. In January 2007, Ironclad California filed an amendment to its cross-complaint and named additional cross-defendants to its claims. The cross-complaint, as amended, was filed with the Superior Court of the State of California for the County of Los Angeles. ASG filed a demurrer to Ironclad California's cross-complaint which was not heard until April 5, 2007. Following the hearing, the Court ruled that Ironclad could proceed with claims based on unfair business practices, aiding and abetting unfair business practices and conspiracy but ruled that is contract claims were time barred. Ironclad California filed another amended cross-complaint on April 16, 2007. ASG responded to that amended complaint on May 16, 2007. Ironclad California filed a second amended cross complaint on June 4, 2007. ASG responded by filing another demurrer and motion to strike. These motions were heard on October 10, 2007. ASG's demurrer was granted in part and denied in part and its motion to strike was denied in its entirety. The parties attended a mediation on October 31, 2007.

The parties are currently in the process of conducting discovery on both the original complaint and the cross-complaint, and several depositions relating to Ironclad California’s cross-complaint have already occurred and several others are being scheduled.

If plaintiff is successful in its claim, the Company agreed to cause the issuance of additional shares of its common stock to each of the investors in the Private Placement financing, and to each of the holders of its shares issued and outstanding immediately prior to the Merger, on a pro rata basis, in such a manner and in such amounts as would be necessary to adjust their respective ownership of the Company’s common stock as of the closing of the Private Placement financing and Merger for any dilution caused by the issuance of the warrants or any shares thereunder.

According to the Company’s records, the transactions pursuant to which the warrants were intended to be issued were never consummated, and the warrants were never formally authorized. The Company’s position in the lawsuit is that any purported warrants that ASG possesses are invalid and unenforceable. The Company believes ASG’s claims are without merit and the Company is vigorously defending against these claims.

13.	Related Party Transactions

Mr. Alderton, an Ironclad Board member since August 2002, is a partner of the law firm, Stubbs, Alderton and Markiles, LLP (“SAM”) which is Ironclad’s attorney of record. SAM rendered services to Ironclad California as its primary legal firm since 2002, and became the Company’s primary legal counsel upon closing of the merger with Ironclad California on May 9, 2006.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of the Company for the three months and nine months ended September 30, 2007 and 2006. The following discussion of our results of operations and financial condition should be read together with the consolidated financial statements and the notes to those statements included elsewhere in this report. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties and are based upon judgments concerning various factors that are beyond our control. Our actual results could differ materially from the results anticipated in any forward-looking statements as a result of a variety of factors, including those discussed in “Risk Factors.”

Overview

We are a leading designer and manufacturer of branded performance work wear. Founded in 1998, we have grown and leveraged our proprietary technologies to produce task-specific gloves and performance apparel that are designed to significantly improve the wearer’s ability to safely, efficiently and comfortably perform general to highly specific job functions. We have built and continue to augment our reputation among professionals in the construction and industrial service markets, and do-it-yourself and sporting goods consumers with products specifically designed for individual tasks or task types. Utilizing our brand equity, we are currently expanding our performance apparel product line (e.g. pants, jackets, shorts, reflective and polo shirts, underwear and tights) also designed to enhance the wearer’s comfort and performance. We believe that our dedication to quality and durability and focus on our client needs has created a high level of brand loyalty and has solidified substantial brand equity.

We plan to increase our domestic revenues by leveraging our relationships with existing retailers and industrial distributors, including “Big Box” and sporting goods retailers, increasing our product offerings in new and existing locations. We also plan to sell our expanded apparel line to work wear retailers.

We believe that our products have international appeal. In 2005, we began selling products in Australia and Japan through independent distributors, which accounted for approximately 4% of total sales. In 2006, we entered the Canadian market through a distributor, and international sales represented approximately 7% of total sales. We plan to increase sales internationally by expanding our distribution into Europe and other international markets during the fiscal year ending December 31, 2007.

Our historical operations before May 9, 2006 reflect only the operations of Ironclad Performance Wear Corporation, a California corporation (or “Ironclad California”). Before May 9, 2006, we existed as a “shell company” with nominal assets whose sole business was to identify, evaluate and investigate various companies to acquire or with which to merge. On May 9, 2006, we consummated a merger transaction in which we acquired all of the shares of Ironclad California (the “Merger”). Concurrently with the closing of the Merger we completed a private placement financing and certain other transactions related to the Merger. Upon completion of the Merger and the private placement financing, Ironclad California became our wholly-owned subsidiary, and the former stockholders of Ironclad California and the investors in the private placement financing received in the aggregate 26,130,548 shares of our common stock, or approximately 88% of our issued and outstanding shares of common stock. Ironclad California was formed and commenced its business in 1998. The Merger was accounted for as a reverse merger with Ironclad California deemed to be the accounting acquirer, and us the legal acquirer.

General

Net sales are comprised of gross sales less returns and cash discounts. Our operating results are seasonal, with a greater percentage of net sales being earned in the third and fourth quarters of our fiscal year due to the fall and winter selling seasons.

Cost of sales consist primarily of product costs, inbound freight and duty costs, handling costs to make products floor-ready to customer specifications and a reserve for inventory obsolescence.

Our operating expenses consist primarily of marketing costs, non-marketing payroll and related costs, corporate infrastructure costs and our distribution facility costs. We expect that our operating expenses will decrease as a percentage of net sales if we are able to increase our net sales through expansion and growth. We expect this reduction in operating expenses to be offset by investment in sales and marketing to achieve brand growth, the development of new product lines, and the increased costs of operating as a public company.

Historically, we have funded our working capital needs primarily through our existing asset-based credit facility along with subordinated debt. In 2005, we completed an equity financing, the proceeds of which were used to extinguish certain subordinated debt. In 2006 we have completed two equity financing transactions. A portion of the proceeds of the second equity financing transaction was used to extinguish certain debt. On September 15, 2006 we entered into a factoring agreement whereby it assigned certain of its accounts receivables with full recourse. This facility allows us to borrow 75% against eligible accounts receivable, up to $2,000,000. This facility had an outstanding balance of $1,953,846 at September 30, 2007.

Critical Accounting Policies and Estimates

Our Management’s Discussion and Analysis of Financial Condition of Plan of Operations section discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. To prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates also affect our reported revenues and expenses. On an ongoing basis, management evaluates its estimates and judgment, including those related to revenue recognition, accrued expenses, financing operations and contingencies and litigation. Management bases its estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following represents a summary of our critical accounting policies, defined as those policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Revenue Recognition

Under our sales model, a customer is obligated to pay us for products sold to it within a specified number of days from the date that title to the products is transferred to the customer. Our standard terms are typically net 30 days from the transfer of title to the products to a customer. We typically collect payment from a customer within 30 to 45 days from the transfer of title to the products to a customer. Transfer of title occurs and risk of ownership passes to a customer at the time of shipment or delivery, depending on the terms of our agreement with a particular customer. The sale price of our products is substantially fixed or determinable at the date of sale based on purchase orders generated by a customer and accepted by us. A customer’s obligation to pay us for products sold to it is not contingent upon the resale of those products. We recognize revenue at the time product is delivered to a customer.

Inventory Obsolescence Allowance

We review the inventory level of all products quarterly. For all items that have been in the market for one year or greater, we consider inventory levels of greater than one year’s sales to be excess. Products that are no longer part of the current product offering are considered obsolete. The potential for re-sale of slow-moving and obsolete inventories is based upon our assumptions about future demand and market conditions. The recorded cost of obsolete inventories is then reduced to zero and a reserve is established for slow moving products. Both the write down and reserve adjustments are recorded as charges to cost of sales. For the nine months ended September 30, 2007, we decreased our inventory reserve by $56,000, to a current balance of $64,000 and recorded a corresponding decrease in cost of sales. For the nine months ended September 30, 2006, we increased our inventory reserve by $33,500, to a balance of $65,500 and recorded a corresponding increase in cost of sales. All adjustments for obsolete inventory establish a new cost basis for that inventory as we believe such reductions are permanent declines in the market price of our products. Generally, obsolete inventory is sold to companies that specialize in the liquidation of these items or contributed to charities, while we continue to market slow-moving inventories until they are sold or become obsolete. As obsolete or slow-moving inventory is sold or disposed of, we reduce the reserve.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our current customers consist of large national, regional and smaller independent customers with good payment histories with us. Since we have not experienced any previous payment defaults with any of our current customers, our allowance for doubtful accounts is minimal. We perform periodic credit evaluations of our customers and maintain allowances for potential credit losses based on management’s evaluation of historical experience and current industry trends. If the financial condition of our customers were to deteriorate, resulting in the impairment of their ability to make payments, additional allowances may be required. New customers are evaluated for credit worthiness before terms are established. Although we expect to collect all amounts due, actual collections may differ.

Product Returns

We have a warranty policy that covers defects in workmanship. We allow our customers to return damaged or defective products to us following a customary return merchandise authorization process. We also allow for some stock adjustments returns, typically for new customers, whereby the customer is given the opportunity to ‘trade out’ of a style of product that does not sell well in their territory, usually in exchange for another product, again following the customary return merchandise authorization process. For both types of returns we utilize actual historical return rates to determine our allowance for returns in each period. Gross sales is reduced by estimated returns. We record a corresponding accrual for the estimated liability associated with the estimated returns which is based on the historical gross sales of the products corresponding to the estimated returns. This accrual is offset each period by actual product returns.

Our current estimated future warranty product return rate is approximately 1.0% and our current estimated future stock adjustment return rate is approximately 0.75%. As noted above, our return rate is based upon our past history of actual returns and we estimate amounts for product returns for a given period by applying this historical return rate and reducing actual gross sales for that period by a corresponding amount. We believe that using a trailing 12-month return rate provides us with a sufficient period of time to establish recent historical trends in product returns for two primary reasons; (1) our products’ useful life is approximately 3-4 months and (2) we are able to quickly correct any significant quality issues as we learn about them. If an unusual circumstance exists, such as a product that has begun to show materially different actual return rates as compared to our average 12-month return rates, we will make appropriate adjustments to our estimated return rates. Factors that could cause materially different actual return rates as compared to the 12-month return rates include a new product line, a change in materials or product being supplied by a new factory. Although we have no specific statistical data on this matter, we believe that our practices are reasonable and consistent with those of our industry. Our warranty terms under our arrangements with our suppliers do not provide for individual products returned by retailers or retail customers to be returned to the vendor.

Reserve for Warranty Returns

Reserve balance January 1, 2007	$72,000
Payments recorded during the period	(169,110)
(97,110)
Accrual for new liabilities during the reporting period	162,110
Reserve balance March 31, 2007	65,000
Payments recorded during the period	(70,155)
(5,155)
Accrual for new liabilities during the reporting period	70,155
Reserve balance June 30, 2007	65,000
Payments recorded during the period	(107,701)
(42,701)
Accrual for new liabilities during the reporting period	184,701
Reserve balance September 30, 2007	$142,000

Stock-Based Compensation

On January 1, 2006, we adopted the provisions of Financial Accounting Standards Board Statement No. 123R, Share-Based Payment (“SFAS 123R”). This statement establishes standards surrounding the accounting for transactions in which an entity exchanges its equity instruments for goods and services. The statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, such as the options issued under our stock option plans. The statement provides for, and we have elected to adopt the standard using the modified prospective application under which compensation cost is recognized on or after the required effective date for the fair value of all future share based award grants and the portion of outstanding awards at the date of adoption of this statement for which the requisite service has not been rendered, based on the grant-date fair value of those awards calculated under SFAS 123R for pro forma disclosures.

Income Taxes

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates as of the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be effectively sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more-likely-than-not that the position will be sustained upon examination, including the resolution of appeals or litigation, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above would be reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Since the Company has reported losses for 2003, 2004, 2005 and 2006, we have taken the conservative approach, and fully reserved the deferred tax assets.

Interest and penalties associated with unrecognized tax benefits would be classified as additional income taxes in the statement of operations.

Valuation of Derivative Instruments

SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as warrants, on their issuance date in accordance with EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” to determine whether they should be considered a derivative liability and measured at their fair value for accounting purposes. In determining the appropriate fair value, we use the Black-Scholes-Merton Option Pricing Formula (the “Black Scholes Model”). At each period end, or when circumstances indicate that we reevaluate the accounting for the derivative liability, derivative liabilities are adjusted to reflect changes in fair value, with any increase or decrease in the fair value being recorded in results of operations as change in fair value of warrant liability.

Results of Operations

Comparison of Three and Nine Months Ended September 30, 2007 and September 30, 2006

Net Sales increased $1,214,670 or 51.1%, to $3,588,178 in the quarter ended September 30, 2007 from $2,373,508 for the corresponding period in 2006. Two customers accounted for 40% of net sales during the quarter ended September 30, 2007 and one customer accounted for 15% of net sales for the quarter ended September 30, 2006. Net sales increased $2,091,785 or 36.7% , to $7,794,427 in the nine months ended September 30, 2007 from $5,702,642 for the corresponding period in 2006. One customer accounted for 19% of net sales during the nine months ended September 30, 2007 and one customer accounted for 25% of net sales for the corresponding period in 2006. Included in net sales are customer rebate expenses of approximately $102,000 and $48,000 for the three months ended September 30, 2007 and 2006, respectively.

Gross Profit increased $464,324 to $1,272,143 for the quarter ended September 30, 2007 from $807,819 for the quarter ended September 30, 2006. Gross profit, as a percentage of net sales, or gross margin, increased to 35.1% in the third quarter of 2007 from 34.0% in the same quarter of 2006. Gross profit increased $1,017,677 to $3,113,897 for the nine months ended September 30, 2007 from $2,096,220 for the nine months ended September 30, 2006. Gross profit, as a percentage of net sales, or gross margin, increased to 39.7% for the first nine months of 2007 from 36.8% in the corresponding period of 2006. Our product mix in both 2006 and 2007 included large promotional sales to two major home center chains at a lower margin than we normally achieve, thereby reducing overall gross profit for the period. Additionally, gross margin has been improved by reduced product costs due to better pricing from our manufacturers in 2007.

Operating Expenses increased by $528,993, or 30.3%, to $2,277,615 in the third quarter of 2007 from $1,748,622 in the third quarter of 2006. As a percentage of net sales, operating expenses decreased to 63.5% in the third quarter of 2007 from 73.7% in the same period of 2006. Operating expenses increased by $2,138,493, or 49.0%, to $6,501,365 in the nine months ended September 30, 2007 from $4,362,872 in the corresponding period of 2006. As a percentage of net sales, operating expenses increased to 83.4% for the first nine months of 2007 from 76.5% in the same period of 2006. The increased spending for the third quarter of 2007 was primarily due to increased costs associated with implementing brand development initiatives, including print and cooperative advertising - approximately $162,000; increased public company costs of $73,000; increased travel & entertainment expenses of $33,000; increased office operating expenses of $116,000; salaries, bonus accrual, commissions and taxes and benefits expenses of approximately $215,000 and decreased Financial Accounting Standards No. 123R options expense of $(70,000). Our number of employees increased to 27 at September 30, 2007 from 25 at September 30, 2006. Sales and marketing expenses were increased to build brand recognition and increase sales.

Loss from Operations increased $64,669 or 6.9%, to $1,005,472 in the third quarter of 2007 from $940,803 in third quarter of 2006. Loss from operations as a percentage of net sales decreased to 28.0% in the third quarter of 2007 from 39.6% in the third quarter of 2006. Loss from operations increased $1,120,816 or 49.4%, to $3,387,468 in the nine months ended September 30, 2007 from $2,266,652 in the corresponding period of 2006. Loss from operations as a percentage of net sales increased to 43.5% in the nine months ended September 30, 2007 from 39.7% in the same period of 2006. The increase in the nine month period was primarily the result of an increase in operating expenses, as discussed above, offset in part by our increase in gross profit.

Interest Expense increased $32,495 to $34,473 in the third quarter of 2007 from $1,978 in the same period of 2006. Interest expense decreased $226,850 to $104,751 in the nine months ended September 30, 2007 from $331,601 in the same period of 2006. The first nine months of 2007 did not include the short term financing with Westrec Capital Partners or the amortization of the loan acquisition costs associated with this debt, which was in place in 2006.

Interest Income decreased $20,105 in the third quarter of 2007 to $6,209 from $26,314 in the third quarter of 2006. Interest income decreased $7,334 in the nine months ended September 30, 2007 to $34,993 from $42,327 in the same period of 2006. Interest income is a result of investment of funds from the private equity funding completed concurrent with the merger on May 9, 2006.

Other Income (Expense) net was $-0- in the third quarter of 2007 as compared with $216 in the third quarter of 2006. Change in the fair value of warrant liability was $5,935 in the third quarter as compared to $392,002 for the third quarter of 2006. Other income (expense) net was $2,385 in the nine months ended September 30, 2007 as compared with $2,397 in the same period of 2006. Change in the fair value of warrant liability was $18,248 in the nine months ended September 30, 2007 as compared to $(2,061,016) for the same period of 2006. This change represents the difference in the fair value of warrants recorded as liabilities at their issue date on May 9, 2006. These warrants will be revalued at the end of each reporting period until the terms of the registration statement for the shares and warrants issued, that result in liability accounting, are satisfied. At September 30, 2007 there is one warrant which will remain open as a liability until its terms are satisfied in October, 2007.

Net Loss increased $503,552 to $1,027,801 in the third quarter of 2007 from $524,249 in the third quarter of 2006. Net loss decreased $1,177,952to $3,436,593 in the nine months ended September 30, 2007 from $4,614,545 in the same period of 2006. This decreased loss is the result of the combination of each of the factors discussed above, principally the change in the fair value of warrant liability.

Seasonality and Quarterly Results

Our business generally shows an increase in sales during the third and fourth quarters due primarily to a consistent increase in the sale of our winter glove line during this period. We typically generate 55% - 65% of our net sales during these months. Management has yet to determine whether our apparel line will affect the seasonality of our overall business.

Our working capital, at any particular time, reflects the seasonality of our business. We expect inventory, accounts payable and accrued expenses to be higher in the third and fourth quarters in preparation for our winter selling season.

Liquidity and Capital Resources

Our cash requirements are principally for working capital. Our need for working capital is seasonal, with the greatest requirements from July through the end of October each year as a result of our inventory build-up during this period for our fall and winter selling seasons. Historically, our main sources of liquidity have been borrowings under our existing revolving credit facility, the issuance of subordinated debt and the sale of equity. On September 15, 2006 the Company entered into a new factoring agreement, whereby it assigned certain of its accounts receivable with full recourse. This facility allows the Company to borrow 75% against eligible accounts receivable, up to $2,000,000.

Operating Activities for the nine months ended September 30, 2007, cash used in operating activities was $2,964,241 and consisted primarily of a net loss of $3,437,393, reduced by non-cash items of $568,983, an increase in accounts receivable of $1,429,364, an increase in inventory of $639,586, a decrease in deposits on inventory of $8,155, an increase in prepaid expenses and other assets of $26,921, and an increase in accounts payable and accrued expenses of $1,991,885. For the nine months ended September 30, 2006, cash used in operating activities was $3,776,442 and consisted primarily of a net loss of $4,615,345, reduced by non-cash items of $2,828,620, an increase in accounts receivable of $316,647, an increase in inventory of $1,956,196, a decrease in deposits on inventory of $300,277, a decrease in loan costs of $15,798, an increase in prepaid expenses and other assets of $31,908, and decreases in accounts payable and accrued expenses of $1,041.

Investing Activities for the nine months ended September 30, 2007 and 2006 were primarily the result of capital expenditures, mainly for computer equipment and software and trademark applications. Cash used in investing activities decreased to $88,108 for 2007 from $144,421 in 2006.

Financing Activities for the nine months ended September 30, 2007 consisted primarily of proceeds from the issuance of common stock in conjunction with a PIPE offering of $2,011,863 (net of $92,637 in offering costs), net borrowing under our existing factoring agreement of $390,168 and payments on capital lease of $2,491. Cash provided by financing activities increased to $2,399,540 for 2007. Financing activities for the nine months ended September 30, 2006 consisted primarily of proceeds from the issuance of common stock of $507,500, the completion of the merger related equity financing of $6,036,738 (net of $1,284,453 in offering costs) and the proceeds from bank lines of credit of $821,205, and was offset by payments made on our bank lines of credit of $861,612, outstanding note payable of $500,000, and payments on a capital lease of $2,027. We believe that our cash flows from operations together with the net proceeds from our offering and our factoring agreement may not be adequate to meet our liquidity needs and capital expenditure requirements as we progress into 2008.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements or financing activities with special purpose entities.

Recent Accounting Pronouncements

SFAS No. 159

In February, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value. Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS 159 in the first quarter of 2008. The Company is currently assessing the impact SFAS 159 on its consolidated financial statements.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this report before purchasing our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of the money you paid to purchase our common stock.

RISKS RELATING TO OUR BUSINESS

Our operating results may fluctuate significantly and our stock price could decline or fluctuate if our results do not meet the expectation of analysts or investors.

Management expects that we will experience substantial variations in our net sales and operating results from quarter to quarter. We believe that the factors which influence this variability of quarterly results include:

• the timing of our introduction of new product lines, particularly our specialty apparel;

• the level of consumer acceptance of each new product line;

• general economic and industry conditions that affect consumer spending and retailer purchasing;

• the availability of manufacturing capacity;

• the seasonality of the markets in which we participate;

• the timing of trade shows;

• the product mix of customer orders;

• the timing of the placement or cancellation of customer orders;

• the weather;

• transportation delays;

• quotas and other regulatory matters; and

• the timing of expenditures in anticipation of increased sales and actions of competitors.

As a result of fluctuations in our revenue and operating expenses that may occur, management believes that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is possible that in some future quarter or quarters, or our operating results will be below the expectations of securities analysis or investors. In that case, our common stock price could fluctuate significantly or decline.

We may need additional funding to support our operations and capital expenditures, which may not be available to us and which lack of availability could adversely affect our business.

We intend to fund our operations and capital expenditures from limited cash flow from operations, our cash on hand, the net proceeds of the private placement completed on May 9, 2006 and the factoring agreement entered into on September 15, 2006. We believe we will have sufficient funds to finance the cost of our operations and planned expansion for the foreseeable future. As part of our planned growth and expansion, we will be required to make expenditures necessary to expand and improve our operating and management infrastructure. We also plan to invest more heavily in research and development of new products, designs or services. In addition, we may need additional funds to pursue business opportunities (such as acquisitions of complementary businesses), to react to unforeseen difficulties or to respond to competitive pressures.

If our capital resources are insufficient, we will need to raise additional funds. There can be no assurance that any financing arrangements will be available in amounts or on terms acceptable to us, if at all. Furthermore, the sale of additional equity or convertible debt securities may result in additional dilution to existing stockholders. If adequate additional funds are not available, we may be required to delay, reduce the scope of or eliminate material parts of the implementation of our business strategy. This limitation could substantially harm our business, results of operations and financial condition.

We have a history of operating losses and there can be no assurance that we can achieve or maintain profitability.

We have a history of operating losses and may not achieve or sustain profitability. We cannot guarantee that we will become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may be unable to sustain or increase profitability and our failure to do so would adversely affect our business, including our ability to raise additional funds.

We may be unable to effectively manage our growth.

Our strategy envisions growing our business. We plan to expand our technology, sales, administrative and marketing organizations. Any growth in or expansion of our business is likely to continue to place a strain on our management and administrative resources, infrastructure and systems. As with other growing businesses, we expect that we will need to further refine and expand our business development capabilities, our systems and processes and our access to financing sources. We also will need to hire, train, supervise and manage new employees. These processes are time consuming and expensive, will increase management responsibilities and will divert management attention. We cannot assure you that we will be able to:

• expand our systems effectively or efficiently or in a timely manner;

• allocate our human resources optimally;

• meet our capital needs;

• identify and hire qualified employees or retain valued employees; or

• incorporate effectively the components of any business or product line that we may acquire in our effort to achieve growth.

Our inability or failure to manage our growth and expansion effectively could harm our business and materially and adversely affect our operating results and financial condition.

Substantially all of our revenues have been derived from a relatively limited product line consisting of task-specific gloves and performance apparel, and our future success depends on our ability to expand our product line and achieve broader market acceptance of our company and our products.

To date, our products have consisted mainly of task-specific gloves and performance apparel, targeted primarily to the construction, do-it-yourself, industrial and sporting goods markets. Our success and the planned growth and expansion of our business depend on us achieving greater and broader acceptance in our existing market segments as well as in new segments. In particular, our success, growth and expansion depend largely on new and increasing sales of our recently expanded performance apparel. We have little or virtually no experience in this line of business, which creates substantial uncertainty regarding our ability to succeed in this sector. We will be required to develop and execute a strategy for effectively marketing and distributing our performance apparel. We may be required to enter into new arrangements and relationships with vendors, suppliers and others. We also may be required to undertake new types of risks or obligations that we may be unable to manage. There can be no assurance that consumers will purchase our products or that retail outlets will stock our products. Though we plan to spend significant amounts on promotion, marketing and advertising to increase product awareness, we cannot guarantee that these expenses will generate the desired product awareness or commensurate increase in sales of our products. If we are unable to effectively market and distribute our performance apparel or expand into new market segments, we will be unable to grow and expand our business or implement our business strategy as described in this report. This could materially impair our ability to increase sales and revenue and materially and adversely affect our margins, which could harm our business and cause our stock price to decline.

We may be unable to compete successfully against existing and future competitors, which could decrease our revenue and margins and harm our business.

The performance task-specific glove and apparel segments of the apparel industry are highly competitive. Our future growth and financial success depend on our ability to further penetrate and expand our existing distribution channels and to increase the size of our average annual net sales per account in these channels, as well as our ability to penetrate and expand other distribution channels. For example, we encounter competition in our existing glove and workwear distribution channels from a number of competitors. Unknown or unforeseen new entrants into our distribution channels, particularly low-cost overseas producers, will further increase the level of competition in these channels. There can be no assurance that we will be able to maintain our growth rate or increase our market share in our distribution channels at the expense of existing competitors and other apparel manufacturers choosing to enter the market segments in which we compete. In addition, there can be no assurance that we will be able to enter and achieve significant growth in other distribution channels.

Failure to expand into new distribution channels and new international markets could materially and adversely impact our growth plan and profitability.

Our sales growth depends in part on our ability to expand from the hardware and lumber retail channels and industrial distributors that we have focused on for the past eight years into new distribution channels, particularly “Big Box” home centers and work wear and sporting goods retailers. Failure to expand into these mass-market channels could severely limit our growth.

Our business plan also depends in part on our ability to expand into international markets. We have begun the distribution of our products in Japan, Australia and Canada and we are in the process of establishing distribution in Europe and other international markets. Failure to expand international sales through these and other markets could limit our growth capability and leave us vulnerable solely to United States market conditions.

Our dependence on independent manufacturers reduces our ability to control the manufacturing process, which could harm our sales, reputation and overall profitability.

We depend on independent contract manufacturers to maintain sufficient manufacturing and shipping capacity in an environment characterized by declining prices, labor shortages, continuing cost pressure and increased demands for product innovation and speed-to-market. This dependence could subject us to difficulty in obtaining timely delivery of products of acceptable quality. In addition, a contractor's failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers. The failure to make timely deliveries may cause our customers to cancel orders, refuse to accept deliveries, impose non-compliance charges through invoice deductions or other charge-backs, demand reduced prices or reduce future orders, any of which could harm our sales, reputation and overall profitability.

We do not have long-term contracts with any of our independent contractors and any of these contractors may unilaterally terminate their relationship with us at any time. While management believes that there exists an adequate supply of contractors to provide products and services to us, to the extent we are not able to secure or maintain relationships with independent contractors that are able to fulfill its requirements, our business would be harmed.

We have initiated standards for our suppliers, and monitor our independent contractors' compliance with applicable labor laws, but we do not control our contractors or their labor practices. The violation of federal, state or foreign labor laws by one of our contractors could result in us being subject to fines and our goods that are manufactured in violation of such laws being seized or their sale in interstate commerce being prohibited. To date, we have not been subject to any sanctions that, individually or in the aggregate, have had a material adverse effect on our business, and we are not aware of any facts on which any such sanctions could be based. There can be no assurance, however, that in the future we will not be subject to sanctions as a result of violations of applicable labor laws by our contractors, or that such sanctions will not have a material adverse effect on our business and results of operations.

Our dependence on a single provider for all warehouse and fulfillment functions reduces our ability to control the warehousing and fulfillment processes, which could harm our sales, reputation, and overall business.

We have entered into an agreement to outsource our warehouse and fulfillment functions to a single provider where we will consolidate our inventory at one site, which is managed by an independent contractor who will then perform all of our warehousing, assembly, packaging and fulfillment services. We depend on our independent contractor fulfiller to properly fulfill customer orders in a timely manner and to properly protect our inventories. The contractor’s failure to ship products to customers in a timely manner, to meet the required quality standards, to correctly fulfill orders, to maintain appropriate levels of inventory, or to provide adequate security measures and protections against excess shrinkage could cause us to miss delivery date requirements of our customers or incur increased expense to replace or replenish lost or damaged inventory or inventory shortfall. The failure to make timely and proper deliveries may cause our customers to cancel orders, refuse to accept deliveries, impose non-compliance charges through invoice deductions or other charge-backs, demand reduced prices or reduce future orders, any of which could harm our sales, reputation and overall profitability.

Trade matters may disrupt our supply chain, which could result in increased expenses and decreased sales.

We cannot predict whether any of the countries in which our merchandise currently is manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the U.S. and other foreign governments, including the likelihood, type or effect of any such restrictions. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards and customs restrictions, against apparel items, as well as U.S. or foreign labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of apparel available to us and adversely affect our business, financial condition and results of operations. Although the quota system established by the Agreement on Textiles and Clothing was completely phased out for World Trade Organization countries effective January 1, 2005, there can be no assurances that restrictions will not be reestablished for certain categories in specific countries. We are unable to determine the impact of the changes to the quota system on our sourcing operations, particularly in China. Our sourcing operations may be adversely affected by trade limits or political and financial instability resulting in the disruption of trade from exporting countries, significant fluctuation in the value of the U.S. dollar against foreign currencies, restrictions on the transfer of funds and/or other trade disruptions.

Our international operations and the operations of our manufacturers and suppliers in China are subject to additional risks that are beyond our control and that could harm our business.

Our glove products are manufactured by 3 manufacturers operating in China, Hong Kong and Indonesia. Our performance apparel products are currently manufactured in Taiwan, Mexico and the Dominican Republic. We may in the future use offshore manufacturers for all or some of these products. In addition, approximately 7% of our fiscal 2006 net revenues were generated through international sales and we plan to increase our sales to international markets in the future. As a result of our international manufacturing and sales, we are subject to additional risks associated with doing business abroad, including:

•	political unrest, terrorism and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured;

•	difficulties in managing foreign operations, including difficulties associated with inventory management and collection on foreign accounts receivable;

•	dependence on foreign distributors and distribution networks;

•
currency exchange fluctuations and the ability of our Chinese manufacturers to change the prices they charge us based on fluctuations in the value of the US dollar relative to that of the Chinese Yuan;

•	the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards as well as restrictions on the transfer of funds;

•	disruptions or delays in shipments;

•	changes in local economic and non-economic conditions and standards in which our manufacturers, suppliers or customers are located; and

•	reduced protection for intellectual property rights in jurisdictions outside the United States.

These and other factors beyond our control could interrupt our manufacturers’ production in offshore facilities, influence the ability of our manufacturers to export our products cost-effectively or at all, inhibit our and our unaffiliated manufacturer’s ability to produce certain materials and influence our ability to sell our products in international markets, any of which could have an adverse effect on our business, financial conditions and operations.

We may be unable to adequately protect our intellectual property rights.

We rely in part on patent, trade secret, trade dress and trademark law to protect our rights to certain aspects of our products, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks, all of which we believe are important to the success of our products and our competitive position. There can be no assurance that any of our pending patent or trademark applications will result in the issuance of a registered patent or trademark, or that any patent or trademark granted will be effective in thwarting competition or be held valid if subsequently challenged. In addition, there can be no assurance that the actions taken by us to protect our proprietary rights will be adequate to prevent imitation of our products, that our proprietary information will not become known to competitors, that we can meaningfully protect our rights to unpatented proprietary information or that others will not independently develop substantially equivalent or better products that do not infringe on our intellectual property rights. We could be required to devote substantial resources to enforce our patent and protect our intellectual property, which could divert our resources and result in increased expenses. In addition, an adverse determination in litigation could subject us to the loss of our rights to a particular patent or other intellectual property, could require us to grant licenses to third parties, could prevent us from manufacturing, selling or using certain aspects of our products or could subject us to substantial liability, any of which could harm our business.

We may become subject to litigation for infringing the intellectual property rights of others.

Others may initiate claims against us for infringing on their intellectual property rights. We may be subject to costly litigation relating to such infringement claims and we may be required to pay compensatory and punitive damages or license fees if we settle or are found culpable in such litigation, we may be required to pay damages, including punitive damages. In addition, we may be precluded from offering products that rely on intellectual property that is found to have been infringed by us. We also may be required to cease offering the affected products while a determination as to infringement is considered. These developments could cause a decrease in our operating income and reduce our available cash flow, which could harm our business and cause our stock price to decline.

We may be unable to attract and retain qualified, experienced, highly skilled personnel, which could adversely affect the implementation of our business plan.

Our success depends to a significant degree upon our ability to attract, retain and motivate skilled and qualified personnel. If we fail to attract, train and retain sufficient numbers of these qualified people, our prospects, business, financial condition and results of operations will be materially and adversely affected. In particular, we are heavily dependent on the continued services of Eduard Jaeger and the other members of our senior management team. We do not have long-term employment agreements with any of the members of our senior management team, each of whom may voluntarily terminate his employment with us at any time. Following any termination of employment, these employees would not be subject to any non-competition covenants. The loss of any key employee, including members of our senior management team, and our inability to attract highly skilled personnel with sufficient experience in our industries could harm our business.

Our senior management’s limited recent experience managing a publicly traded company may divert management’s attention from operations and harm our business.

Our management team has relatively limited recent experience managing a publicly traded company and complying with federal securities laws, including compliance with recently adopted disclosure requirements on a timely basis. Our management will be required to design and implement appropriate programs and policies in responding to increased legal, regulatory compliance and reporting requirements, and any failure to do so could lead to the imposition of fines and penalties and harm our business.

RISKS RELATING TO OUR INDUSTRY

If we are unable to respond to the adoption of technological innovation in our industry and changes in consumer demand, our products will cease to be competitive, which could result in a decrease in revenue and harm our business.

Our future success will depend, in part, on our ability to keep up with changes in consumer tastes and our continued ability to differentiate our products through implementation of new technologies, such as new materials and fabrics. We may not, however, be able to successfully do so, and our competitors may be able to produce designs that are more appealing, implement new technologies or innovations in their design, or manufacture their products at a much lower cost. These types of developments could render our products less competitive and possibly eliminate any differentiating advantage in design and materials that we might hold at the present time.

We are susceptible to general economic conditions, and a downturn in our industries or a reduction in spending by consumers could adversely affect our operating results.

The apparel industry in general has historically been characterized by a high degree of volatility and subject to substantial cyclical variations. Our operating results will be subject to fluctuations based on general economic conditions, in particular conditions that impact consumer spending and construction and industrial activity. A downturn in the construction, industrial or housing sectors could be expected to directly and negatively impact sales of protective gear to workers in these sectors, which could cause a decrease in revenue and harm our sales.

Difficult economic conditions could also increase the risk of extending credit to our retailers. In the event we enter into a factoring relationship, a customer’s financial problems would limit the amount of customer receivables that we could assign to such factor on the receivables, and could cause us to assume more credit risk relating to those assigned receivables or to curtail business with that customer.

Government regulation and supervision

Any negative changes to international treaties and regulations such as the North American Free Trade Agreement (or NAFTA) and to the effects of international trade agreements and embargoes imposed by such entities such as the World Trade Organization which could result in a rise in trade quotas, duties, taxes and similar impositions or which could limit the countries from whom we can purchase our fabric or other component materials, or which could limit the countries where we might market and sell our products, could have an adverse effect on our business.

Any changes in regulation by the Federal Trade Commission (or FTC) with respect to labeling and advertising of our products could have an adverse affect on our business. The FTC requires apparel companies to provide a label clearly stating the country of origin of manufacture and the company's apparel registration number and a second label stating washing instructions for the product. A change in these requirements could add additional cost to the production of our products, though we do not believe that this additional cost would be material, especially in relation to the cost of producing our products.

RISKS RELATING TO OUR COMMON STOCK

There is a limited trading market for our common stock and a market for our stock may not be sustained, which will adversely affect the liquidity of our common stock and could cause our market price to decline.

Although prices for our shares of common stock are quoted on NASDAQ’s Over-the-Counter Bulletin Board (under the symbol ICPW.OB), there is a limited public trading market for our common stock, and no assurance can be given that a public trading market will be sustained.

Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. The absence of an active trading market reduces the liquidity of our common stock. As a result of the lack of trading activity, the quoted price for our common stock on the Over-the-Counter Bulletin Board is not necessarily a reliable indicator of its fair market value. Further, if we cease to be quoted, holders of our common stock would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock, and the market value of our common stock would likely decline.

The market price of our common stock is likely to be highly volatile and subject to wide fluctuations, and you may be unable to resell your shares at or above the offering price.

The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including announcements of new products or services by our competitors. In addition, the market price of our common stock could be subject to wide fluctuations in response to a variety of factors, including:

•	quarterly variations in our revenues and operating expenses;

•	developments in the financial markets, apparel industry and the worldwide or regional economies;

•	announcements of innovations or new products or services by us or our competitors;

•	announcements by the government that affect international trade treaties;

•	fluctuations in interest rates and / or the asset backed securities market;

•	significant sales of our common stock or other securities in the open market;

•	variations in interest rates; and

•	changes in accounting principles.

In the past, stockholders have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If a stockholder were to file any such class action suit against us, we would incur substantial legal fees and our management’s attention and resources would be diverted from operating our business to respond to the litigation, which could harm our business.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

On October 2, 2006 the registration statement we filed in June 2006 became effective, and up to 27,117,720 shares of common stock became eligible for sale. The sale of these shares could depress the market price of our common stock. Sales of a significant number of shares of our common stock in the open market could harm the market price of our common stock. A reduced market price for our shares could make it more difficult to raise funds through future offering of common stock.

Moreover, as additional shares of our common stock become available for resale in the open market (including shares issued upon the exercise of our outstanding warrants), the supply of our publicly traded shares will increase, which could decrease its price. Gemini Partners, Inc., or Gemini, and other stockholders that funded the purchase and cancellation of shares from our former stockholders have demand registration rights with respect to the resale of 3,489,444 shares they received in connection with the purchase and cancellation transaction completed immediately before the closing of the merger with Ironclad California. Brean Murray, Carret & Co., or Brean Murray, the placement agent in the private placement completed on May 9, 2006, also has demand rights with respect to the resale of its shares of common stock and common stock underlying warrants. The resale of these shares may be registered subsequently pursuant to these demand registration rights.

In addition, 8,536,953 of the 27,117,720 shares referenced above were subject to restrictions on transfer set forth in lock-up agreements with holders of these shares, which were released from such restrictions on the first anniversary of the merger, May 9, 2007. The release of shares from lock-up agreements may have a negative impact on our stock price if such released shares are sold by their holders.

Some of our shares may also be offered from time to time in the open market pursuant to Rule 144, and these sales may have a depressive effect on the market for our shares. In general, a person who has held restricted shares for a period of one year may, upon filing with the Securities and Exchange Commission (or SEC) a notification on Form 144, sell into the market shares up to an amount equal to 1% of the outstanding shares. The resale of the 3,489,444 shares held by Gemini and the stockholders who acquired shares in connection with the purchase and cancellation transaction completed immediately before the merger with Ironclad California may be registered as discussed above, but these shares also may currently be eligible for sale under Rule 144. The resale of these shares under Rule 144 may cause our stock price to decline.

The sale of securities by us in any equity or debt financing could result in dilution to our existing stockholders and have a material adverse effect on our earnings.

Any sale of common stock by us in a future private placement offering could result in dilution to the existing stockholders as a direct result of our issuance of additional shares of our capital stock. In addition, our business strategy may include expansion through internal growth, by acquiring complementary businesses, by acquiring or licensing additional brands, or by establishing strategic relationships with targeted customers and suppliers. In order to do so, or to finance the cost of our other activities, we may issue additional equity securities that could dilute our stockholders' stock ownership. We may also assume additional debt and incur impairment losses related to goodwill and other tangible assets if we acquire another company and this could negatively impact our earnings and results of operations.

The trading of our common stock on the Over-the-Counter Bulletin Board and the potential designation of our common stock as a “penny stock” could impact the trading market for our common stock.

Our securities, as traded on the Over-the-Counter Bulletin Board, may be subject to SEC rules that impose special sales practice requirements on broker-dealers who sell these securities to persons other than established customers or accredited investors. For the purposes of the rule, the phrase “accredited investors” means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse’s income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction before the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers to sell their securities in any market that might develop therefore.

In addition, the SEC has adopted a number of rules to regulate “penny stock” that restrict transactions involving these securities. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities Exchange Act of 1934, as amended. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Because our securities may constitute “penny stock” within the meaning of the rules, the rules would apply to us and to our securities.

Stockholders should be aware that, according to SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

We have not paid dividends in the past and do not expect to pay dividends for the foreseeable future, and any return on investment may be limited to potential future appreciation on the value of our common stock.

We currently intend to retain any future earnings to support the development and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our Board of Directors after taking into account various factors, including without limitation, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. To the extent we do not pay dividends, our stock may be less valuable because a return on investment will only occur if and to the extent our stock price appreciates, which may never occur. In addition, investors must rely on sales of their common stock after price appreciation as the only way to realize their investment, and if the price of our stock does not appreciate, then there will be no return on investment. Investors seeking cash dividends should not purchase our common stock.

Our officers, directors and principal stockholders can exert significant influence over us and may make decisions that are not in the best interests of all stockholders.

Our officers, directors and principal stockholders (greater than 5% stockholders) collectively control approximately 31% of our outstanding common stock. As a result, these stockholders will be able to affect the outcome of, or exert significant influence over, all matters requiring stockholder approval, including the election and removal of directors and any change in control. In particular, this concentration of ownership of our common stock could have the effect of delaying or preventing a change of control of us or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This, in turn, could have a negative effect on the market price of our common stock. It could also prevent our stockholders from realizing a premium over the market prices for their shares of common stock. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders, and accordingly, they could cause us to enter into transactions or agreements that we would not otherwise consider.

Anti- takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline.

Our Articles of Incorporation, as amended, our by-laws and Nevada law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our common stock.

ITEM 3.  CONTROLS AND PROCEDURES

Controls and Procedures

Members of the company’s management, including our Chief Executive Officer and President, Eduard Jaeger, and Interim Chief Financial Officer, Thomas Kreig, have evaluated the effectiveness of our disclosure controls and procedures, as defined by paragraph (e) of Exchange Act Rules 13a-15 or 15d-15, as of September 30, 2007, the end of the period covered by this report. Based upon that evaluation, Messrs. Jaeger and Kreig concluded that our disclosure controls and procedures are effective.

Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting or in other factors identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the third quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II

ITEM 1.   Legal Proceedings

On September 12, 2006, American Sports Group, Inc. (“ASG”) filed a lawsuit against the Company, including Ironclad California, and certain individuals, in the Superior Court of the State of California for the County of Los Angeles. ASG alleges that in 2002, Ironclad California agreed to issue, and did in fact issue, to ASG, two warrants to purchase shares of Ironclad California. These warrants, if issued, would represent rights to purchase 517,746 shares of the Company’s common stock at $0.1157 per share, and 476,410 shares of the Company’s common stock at $0.1388 per share, respectively, based on the number of shares of Ironclad California and exercise prices for which the original warrants would have been exchanged pursuant to the Merger Agreement.

On October 31, 2006, Ironclad California filed a cross-complaint against ASG and certain other defendants. In January 2007, Ironclad California filed an amendment to its cross-complaint and named additional cross-defendants to its claims. The cross-complaint, as amended, was filed with the Superior Court of the State of California for the County of Los Angeles. ASG filed a demurrer to Ironclad California's cross-complaint which was not heard until April 5, 2007. Following the hearing, the Court ruled that Ironclad could proceed with claims based on unfair business practices, aiding and abetting unfair business practices and conspiracy but ruled that is contract claims were time barred. Ironclad California filed another amended cross-complaint on April 16, 2007. ASG responded to that amended complaint on May 16, 2007. Ironclad California filed a second amended cross complaint on June 4, 2007. ASG responded by filing another demurrer and motion to strike. These motions were heard on October 10, 2007. ASG's demurrer was granted in part and denied in part and its motion to strike was denied in its entirety. The parties attended a mediation on October 31, 2007.

The parties are currently in the process of conducting discovery on both the original complaint and the cross-complaint, and several depositions relating to Ironclad California’s cross-complaint have already occurred and several others are being scheduled.

If plaintiff is successful in its claim, the Company agreed to cause the issuance of additional shares of its common stock to each of the investors in the Private Placement financing, and to each of the holders of its shares issued and outstanding immediately prior to the Merger, on a pro rata basis, in such a manner and in such amounts as would be necessary to adjust their respective ownership of the Company’s common stock as of the closing of the Private Placement financing and Merger for any dilution caused by the issuance of the warrants or any shares thereunder.

According to the Company’s records, the transactions pursuant to which the warrants were intended to be issued were never consummated, and the warrants were never formally authorized. The Company’s position in the lawsuit is that any purported warrants that ASG possesses are invalid and unenforceable. The Company believes ASG’s claims are without merit and the Company is vigorously defending against these claims.

ITEM 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Between September 12 and September 24, 2007, we entered into Subscription Agreements with each of London Family Trust, MCF Navigator Fund, L.P., Primarius Partners LP, Primarius Focus LP, Alder Capital Partners I LP, Alder Offshore Master Fund LP, Orcutt Family Trust, and Stiassni Capital Partners L.P. pursuant to which we sold an aggregate of 5,250,000 shares of common stock, par value $0.001 per share, at $0.40 per share for gross proceeds of $2.1M. The transactions closed between September 12 and 24, 2007. We paid total cash commissions equal to $67,500 to Brean Murray, Carret & Co. in connection with the offering.

Pursuant to the terms of the Subscription Agreements, we agreed to provide the investors certain registration rights with respect to their purchased shares under the Securities Act of 1933, as amended. The Subscription Agreements provided that we would file a registration statement on or before the date that is 45 calendar days after the last closing date of the transactions contemplated by the Subscription Agreements and that we would use commercially reasonable efforts to cause that registration statement to become effective within one hundred fifty (150) days after the last closing date. We subsequently filed a Registration Statement on Form SB-2 (File Number 33-146852) pursuant to which we registered for resale all of the shares sold in the offering. The registration statement was declared effective on November 9, 2007.

The issuance of the shares to the investors pursuant to the Subscription Agreements was intended to be exempt from registration under the Securities Act pursuant to Section 4(2) thereof and Rule 506 of Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act, as the shares were sold to accredited investors, without a view to distribution and were not sold through any general solicitation or advertisement.

ITEM 6.  Exhibits

The following exhibits are filed as part of this report:

Exhibit Number	Description

10.1	Form of Subscription Agreement (1)

31.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

31.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to our Form SB-2 Registration Statement filed October 23, 2007.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRONCLAD PERFORMANCE WEAR CORPORATION

Date: November 14, 2007	By:	/s/ Thomas Kreig
Thomas Kreig Interim Chief Financial Officer

Exhibit Index

Exhibit Number	Description

10.1	Form of Subscription Agreement (1)

31.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

31.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to our Form SB-2 Registration Statement filed October 23, 2007